EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(3,405,000)	$(1,732,000)	$(9,570,000)	$(2,802,000)

Weighted average number of shares outstanding	7,957,428	7,957,428	7,957,428	7,957,428
Net effect of dilutive stock options based on treasury stock method	—	—	—	—
Total average shares	7,957,428	7,957,428	7,957,428	7,957,428

Fully diluted net loss per share from continuing operations	$(0.43)	$(0.22)	$(1.20)	$(0.35)